UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 10, 2008

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

October 10, 2008.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

We hereby inform you that yesterday, October 9th, at 5 PM, Transportadora de Gas del Sur S.A. entered into an Interim Agreement with UNIREN whereby a 20% tariff increase was granted. The coming into effect of said Agreement is subject to its previous ratification by the Federal Executive Branch.

The abovementioned increase will be monthly deposited as a whole into a Trust that will be in charge of the payment of certain works and reliability tasks on Transportadora de Gas del Sur S.A.'s pipelines system.

The Interim Agreement will be in force until reaching an agreement with the Licensor for the complete license renegotiation or the repayment of the abovementioned works, whichever comes first.

Your sincerely

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

Date: October 10, 2008